UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FASTLY, INC.

(Name of Issuer)

Class A Common Stock, $0.00002 par value per share

(Title of Class of Securities)

31188V100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31188V100	SCHEDULE 13G	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICONIQ Strategic Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,104,114
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 3,104,114
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,104,114
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percent of class was calculated based on 60,882,287 shares of Class A Common Stock outstanding as of December 31, 2019, as provided by the Issuer to the reporting person on January 29, 2020.

CUSIP No. 31188V100	SCHEDULE 13G	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICONIQ Strategic Partners II-B, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,429,909
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 2,429,909
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,429,909
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0% (1)
12.	TYPE OF REPORTING PERSON* PN

(1)	The percent of class was calculated based on 60,882,287 shares of Class A Common Stock outstanding as of December 31, 2019, as provided by the Issuer to the reporting person on January 29, 2020.

CUSIP No. 31188V100	SCHEDULE 13G	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICONIQ Strategic Partners II Co-Invest, L.P., Series FT
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,240,310
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,240,310
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,240,310
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (1)
12.	TYPE OF REPORTING PERSON* PN

(1)	The percent of class was calculated based on 60,882,287 shares of Class A Common Stock outstanding as of December 31, 2019, as provided by the Issuer to the reporting person on January 29, 2020.

CUSIP No. 31188V100	SCHEDULE 13G	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICONIQ Strategic Partners II GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,774,333
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 6,774,333
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,774,333
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1% (1)
12.	TYPE OF REPORTING PERSON* PN

(1)	The percent of class was calculated based on 60,882,287 shares of Class A Common Stock outstanding as of December 31, 2019, as provided by the Issuer to the reporting person on January 29, 2020.

CUSIP No. 31188V100	SCHEDULE 13G	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICONIQ Strategic Partners II TT GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,774,333
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 6,774,333
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,774,333
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1% (1)
12.	TYPE OF REPORTING PERSON* CO

(1)	The percent of class was calculated based on 60,882,287 shares of Class A Common Stock outstanding as of December 31, 2019, as provided by the Issuer to the reporting person on January 29, 2020.

CUSIP No. 31188V100	SCHEDULE 13G	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Divesh Makan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,789,598
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 6,789,598
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,789,598
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2% (1)
12.	TYPE OF REPORTING PERSON* IN

(1)	The percent of class was calculated based on 60,882,287 shares of Class A Common Stock outstanding as of December 31, 2019, as provided by the Issuer to the reporting person on January 29, 2020.

CUSIP No. 31188V100	SCHEDULE 13G	Page 8 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William J.G. Griffith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,789,599
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 6,789,599
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,789,599
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2% (1)
12.	TYPE OF REPORTING PERSON* IN

(1)	The percent of class was calculated based on 60,882,287 shares of Class A Common Stock outstanding as of December 31, 2019, as provided by the Issuer to the reporting person on January 29, 2020.

CUSIP No. 31188V100	SCHEDULE 13G	Page 9 of 13 Pages

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Fastly, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 475 Brannan Street, Suite 300, San Francisco, CA 94107.

Item 2(a).	Name of Person Filing

This Statement is being filed on behalf of by the following persons: ICONIQ Strategic Partners II, L.P. (“ISP II”), ICONIQ Strategic Partners II-B, L.P. (“ISP II-B”), ICONIQ Strategic Partners II Co-Invest, L.P., Series FT (“ISP II Co-Invest FT”), ICONIQ Strategic Partners II GP, L.P. (“ICONIQ GP”), ICONIQ Strategic Partners II TT GP, Ltd. (“ICONIQ Parent GP”), Divesh Makan (“Mr. Makan”), and William J.G. Griffith (“Mr. Griffith”).

ICONIQ GP is the general partner of each of ISP II, ISP II-B, and ISP II Co-Invest FT. ICONIQ Parent GP is the general partner of ICONIQ GP. Mr. Makan and Mr. Griffith are the sole equity holders and directors of ICONIQ Parent GP.

ISP II, ISP II-B, ISP II Co-Invest FT, ICONIQ GP, ICONIQ Parent GP, Mr. Makan, and Mr. Griffith are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each Reporting Person is c/o ICONIQ Strategic Partners, 394 Pacific Avenue, 2nd Floor, San Francisco, CA 94111.

Item 2(c).	Citizenship

Each of ISP II, ISP II-B and ICONIQ GP is a Cayman Island limited partnership. ICONIQ Parent GP is a Cayman Island company. ISP II Co-Invest FT is a Delaware limited partnership. Each of Mr. Makan and Mr. Griffith is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A Common Stock, par value $0.00002 (“Class A Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Class A Common Stock is 31188V1007.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

CUSIP No. 31188V100	SCHEDULE 13G	Page 10 of 13 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

ISP II may be deemed to beneficially own 3,104,114 shares of Class A Common Stock.

ISP II-B may be deemed to beneficially own 2,429,909 shares of Class A Common Stock.

ISP II Co-Invest FT may be deemed to beneficially own 1,240,310 shares of Class A Common Stock.

ICONIQ GP may be deemed to beneficially own 6,774,333 shares of Class A Common Stock.

ICONIQ Parent GP may be deemed to beneficially own 6,774,333 shares of Class A Common Stock.

Mr. Makan is an equity holder and director of ICONIQ Parent GP and may be deemed to beneficially own 6,789,598 shares of Class A Common Stock.

Mr. Griffith is an equity holder and director of ICONIQ Parent GP and may be deemed to beneficially own 6,789,599 shares of Class A Common Stock.

Item 4(b).	Percent of Class

ISP II may be deemed to be the beneficial owner of 5.1% of the Class A Common Stock.

ISP II-B may be deemed to be the beneficial owner of 4.0% of the Class A Common Stock.

ISP II Co-Invest FT may be deemed to be the beneficial owner of 2.0% of the Class A Common Stock.

ICONIQ GP may be deemed to be the beneficial owner of 11.1% of the Class A Common Stock.

ICONIQ Parent GP may be deemed to be the beneficial owner of 11.1% of the Class A Common Stock.

Mr. Makan may be deemed to be the beneficial owner of 11.2% of the Class A Common Stock.

CUSIP No. 31188V100	SCHEDULE 13G	Page 11 of 13 Pages

Mr. Griffith may be deemed to be the beneficial owner of 11.2% of the Class A Common Stock.

Item 4(c).	Number of shares as to which the person has:

	Number of Shares of Class A Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
ISP II	3,104,114	-0-	3,104,114	-0-
ISP II-B	2,429,909	-0-	2,429,909	-0-
ISP II Co-Invest FT	1,240,310	-0-	1,240,310	-0-
ICONIQ GP	6,774,333	-0-	6,774,333	-0-
ICONIQ Parent GP	6,774,333	-0-	6,774,333	-0-
Mr. Makan	6,789,598	-0-	6,789,598	-0-
Mr. Griffith	6,789,599	-0-	6,789,599	-0-

(i) Sole power to vote or direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 60,882,287 shares of Class A Common Stock outstanding as of December 31, 2019, as provided by the Issuer to the reporting person on January 29, 2020.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 31188V100	SCHEDULE 13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

ICONIQ Strategic Partners II, L.P.
By: ICONIQ Strategic Partners II GP, L.P., its General Partner
By: ICONIQ Strategic Partners II TT GP, Ltd., its General Partner

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Senior Vice President

ICONIQ Strategic Partners II-B, L.P.
By: ICONIQ Strategic Partners II GP, L.P., its General Partner
By: ICONIQ Strategic Partners II TT GP, Ltd., its General Partner

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Senior Vice President

ICONIQ Strategic Partners II Co-Invest, L.P., Series FT
By: ICONIQ Strategic Partners II GP, L.P., its General Partner
By: ICONIQ Strategic Partners II TT GP, Ltd., its General Partner

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Senior Vice President

ICONIQ Strategic Partners II, GP, L.P.
By: ICONIQ Strategic Partners II TT GP, Ltd., its General Partner

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Senior Vice President

CUSIP No. 31188V100	SCHEDULE 13G	Page 13 of 13 Pages

ICONIQ Strategic Partners II TT GP, Ltd.

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Senior Vice President

Divesh Makan

/s/ Divesh Makan

William J.G. Griffith

/s/ William J.G. Griffith